SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (“Company” or “NET”), a publicly held company, with headquarters located in the city and state of São Paulo, at Rua Verbo Divino, 1.356, 1º andar, Chácara Santo Antônio, Corporate Taxpayers’Identification (CNPJ/MF) 00.108.768/00001-6.5, publicly announces, in compliance with CVM Instruction No. 358/02, the following relevant notice:

1.

As previously announced in the relevant notices issued on 06/27/2004, 06/30/2004 and 07/16/2004, the Company disclosed the execution of (i) commitment letters between the Company and its creditors representing approximately 70% of its financial debt, reflecting the terms and conditions of NET’s capital restructuring plan (the “Plan”); and (ii) the agreement between Globo Comunicações e Participações S.A. (“Globopar”) and Teléfonos de México, S.A. de C.V. (“Telmex”), whereby Telmex would acquire a stake in NET (“Sale Agreement”).

2.

As reflected in the Plan, the Company could implement either a public offering of shares or a private offering of shares, at a price no lower than R$0.35 per share. The cash proceeds would be used to fund the cash component applicable to participant creditors under the Plan.

3.

As reflected in the Sale Agreement, the Company would pursue a public offering of shares. In such offering Globopar would acquire all voting shares at a price of R$0.35 per share, excluding any shares acquired by other shareholders who exercise their preemptive rights. Additionally, Telmex would make an offer to purchase all preferred shares at a price of R$0.35 per share.

4.

Today, the Board of Directors approved, as determined in a previous meeting held in accordance to the current shareholders agreement, as a result of BNDES Participações S.A. (“Bndespar”)’s vote, to implement the capital increase through a private offering of shares, as a substitute for the public offering of shares previously announced. The Board decision does not constitute an amendment to the Plan, which already contemplated such alternative. The total amount of shares issued will not be modified and it will be equal to 1.825.021.996 shares, being 745.147.153 common shares and 1.079.874.843 preferred shares at a fixed price of R$0,35 per shares. This price is supported by the valuation made by Boucinhas & Campos Soteconti Auditores Independentes finalized in September 2004, to comply with Brazilian Law No. 6,404/76, article 170, first paragraph. The proceeds obtained from the offering of shares will be used to: (i) fund the cash payment of creditors that participate in the Plan; and/or (ii) restore the cash of the Company and/or repay any bridge loan used to conclude the Plan.

5.

The private offering of shares is still subject to the completion of the existing pre-conditions under the Plan and under the Sale Agreement. Thus, any issue of shares will only be effective after the verification of all existing pre-conditions.

6.

Shareholders will have preemptive rights to subscribe for shares reflecting their outstanding ownership. Any unsubscribed preferred shares after the applicable subscription period will be sold in a tender offer at the stock exchange for the benefit of the Company. The Company will not accept reserves for the subscription of any unsubscribed shares. The starting date to exercise the preemptive right as well as the cutoff date used to determine the shareholder base entitled to the preemptive rights will be announced through “Aviso aos Acionistas” after the verification of all existing pre-conditions. From the announcement date of “Aviso aos Acionistas” shareholders will have 30 days to exercise their preemptive rights, as defined in Law No. 6,404/76, article 171, fourth paragraph.

7.

Globopar and Telmex have amended the Sale Agreement to reflect the capital increase through a private offering of shares. Globopar informed that it will: (i) subscribe to the total amount of common shares, excluding any shares acquired by other shareholders who exercise their preemptive rights; and (ii) transfer its preemptive rights under the preferred shares to Telmex. Globopar also informed the Company that it will make the best efforts to subscribe for the shares as soon as possible after the verification of all existing pre-conditions.

8.

The proceeds from the sale of common and preferred shares to Globo and Telmex, which shall occur just after the subscription, will be used to pay-down debt as part of the Plan. From this moment on, the Company may, at its discretion and in order to fund the cash component under the Plan: (i) use, on a temporary basis, up to R$120 million of its own cash and; (2) to the extent convenient and necessary, raise a bridge loan to conclude the Plan. Accordingly, if the Company considers adequate the decision to anticipate the conclusion of the Plan and obtains enough resources to fund the minimum payment to creditors, NET could opt to conclude the restructuring at any time after the beginning of the private offering of shares.

9.

After the end of the preemptive period, any unsubscribed preferred shares will be sold in a tender offer at the stock exchange, according to Brazilian securities law. If the tender offer price is R$0.35 per share, the proceeds will be used to: (i) restore the cash of the Company and/or repay any bridge loan used to conclude restructuring, if applicable; or (ii) conclude the restructuring if the previous option has not occurred. If the tender offer price is greater than R$0.35 per share, 80% of the difference between the effective tender offer price and R$0.35 per share will be used to repay part of remaining debt. Telmex committed to make an offer to purchase all unsubscribed preferred shares at a minimum price of R$0.35 per share.

São Paulo, November 03, 2004.

Leonardo P. Gomes Pereira
Chief Financial Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.